                                                                      EXHIBIT 12

                          MUTUAL RISK MANAGEMENT LTD.
                CONSOLDIATED RATIO OF EARNINGS TO FIXED CHARGES


                                         Year Ended December 31,
                                         -----------------------
                                     1999    1998    1997    1996   1995
                                     ----    ----    ----    ----   ----

Ratio of earnings to fixed charges    6.6     9.6     8.4     7.1   13.9
                                    =====    ====    ====    ====   ====

For purposes of computing the consolidated ratio of earnings to fixed charges, "earnings" represent income before income taxes, minority interest, extraordinary item and fixed charges. "Fixed charges" include gross interest expense, the proportion deemed representative of the interest factor of rent expense and preferred share dividend requirements of consolidated subsidiary companies.